EXHIBIT 99.1

Himax Technologies, Inc. Reports Fourth Quarter and Full Year 2024 Financial Results; Provides First Quarter 2025 Guidance

Q4 2024 Revenues, Gross Margin and EPS All Surpassed Guidance Range Issued on November 7, 2024
Company Q1 2025 Guidance: Revenues to Decrease 8.5% to 12.5% QoQ,
Gross Margin is Expected to be Around 30.5%. Profit per Diluted ADS to be 9.0 Cents to 11.0 Cents

  Q4 2024 revenues registered $237.2 million, an increase of 6.7% QoQ, significantly exceeding guidance range of a slight decrease to flat, primarily driven by stronger order momentum across product lines
  Q4 2024 Gross margin reached 30.5%, exceeding guidance of flat to slightly up, driven by a favorable product mix and cost improvements. Up from 30.0% in the Q3 2024
  Q4 2024 after-tax profit was $24.6M, or 14.0 cents per diluted ADS, considerably above the guidance range of 9.3 cents to 11.0 cents
  Company’s full year 2024 revenues were $906.8 million, and gross margin was 30.5%. 2024 profit attributable to shareholders was $0.46 per fully diluted ADS
  Company’s Q1 2025 revenues to decline 8.5% to 12.5% QoQ, reflecting the low season demand due to Lunar New Year holidays. The Q1 revenue guidance implies flat to 4.6% increase YoY. Gross margin to be around 30.5%, up from 29.3% same quarter last year. Profit per diluted ADS to be in the range of 9.0 cents to 11.0 cents, implying the increase of 26% to 54% YoY
  Himax sales revenues in each quarter of 2024 consistently outperformed guidance, demonstrating its ability to handle most of rush orders, underscoring its strong ability in inventory management and swift market responsiveness
  Full year 2024 automotive driver IC sales increased nearly 20% YoY, significantly outpacing global automotive growth, largely driven by the continued TDDI adoption among major customers across all continents. Himax continues to reinforce its market leadership in automotive TDDI, holding well over 50% market share
  Himax’s WLO technology plays a critical role in CPO by providing essential optical coupling capability, making it a core element of the solution. Small-scale production of the first-gen CPO underway, with acceleration of future CPO generation development, in close collaboration with AI customers/partners. Company believes prospect of CPO remains unchanged
  WiseEye, building on the success with Dell, has achieved notable progress with other leading NB brands. Also made breakthroughs in smart door lock, palm vein authentication and smart home. Himax anticipates a strong growth trajectory in WiseEye business in 2025 and beyond
  At CES 2025, Himax showcased a wide range of innovative achievements, including automotive display technology, WiseEye AI, and advanced optical technologies for AR/VR
  Rising enthusiasm in AR glasses with Gen AI in CES 2025. Himax offers three critical technologies for AR glasses, namely LCoS microdisplay, WLO waveguide, and ultralow power WiseEye AI
  Himax is well-positioned to capitalize on the trend of the premium NB to adopt OLED displays and touch features. Confident to lead in the rapidly evolving landscape of AI PCs and premium NB, offering a comprehensive IC portfolio for both LCD and OLED NB

TAINAN, Taiwan, Feb. 13, 2025 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the fourth quarter and full year 2024 ended December 31, 2024.

“In 2024, our sales revenues in each quarter consistently outperformed guidance. We have consistently demonstrated our ability to handle most of rush orders, underscoring our agility, adaptability, strong capabilities in inventory management, and swift market responsiveness,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“At CES this year, Himax showcased a wide range of innovative achievements, including automotive display technology, WiseEye AI, and advanced optical technologies for AR/VR. Notably, a clear trend emerged at this year’s CES as the industry demonstrated growing enthusiasm for AR glasses, fueled by more companies entering the space and integrating generative AI to accelerate the development of lightweight, compact, and all-day AR glasses. For AR glasses, Himax offers three critical technologies, namely LCoS microdisplay, WLO waveguide, and ultralow power WiseEye AI,” continued Mr. Jordan Wu.

“Himax’s WLO technology plays a critical role in CPO by providing essential optical coupling capability, making it a core element of the solution. The prospect of CPO remains unchanged and the widespread adoption of CPO for data transmission to be conducted via optics instead of metal wire is on track in high-performance AI applications. Through WLO and CPO technologies, Himax is well-positioned to engage in the high-speed AI computing market with high expectations for its growth,” concluded Mr. Jordan Wu.

Fourth Quarter 2024 Financial Results

Himax net revenues registered $237.2 million, an increase of 6.7% sequentially, significantly exceeding Company’s guidance range of a slight decrease to flat, and up 4.2% year-over-year. Gross margin reached 30.5%, exceeding its guidance of flat to slightly up from 30.0% in the previous quarter, and up from 30.3% in the same period last year. The sequential increase was driven by a favorable product mix and cost improvements. Q4 profit per diluted ADS was 14.0 cents, considerably above the guidance range of 9.3 cents to 11.0 cents, thanks to better-than-expected revenues and improved costs.

Revenue from large display drivers came in at $25.0 million, reflecting a 18.6% sequential decline. The decrease was primarily attributed to continued customer destocking after substantial Q2 replenishment for shopping festivals, as well as heightened price competition from Chinese peers. Sales of large panel driver ICs accounted for 10.5% of total revenues for the quarter, compared to 13.8% last quarter and 14.8% a year ago.

Small and medium-sized display driver segment totaled $166.8 million, an increase of 7.4% sequentially, exceeding its guidance of flat quarter-over-quarter, thanks to stronger-than-expected sales in the automotive and tablet markets. Q4 automotive driver sales, including both traditional DDIC and TDDI, experienced mid-teens increase, significantly outperforming Company’s expectation of a single digit increase, with both DDIC and TDDI showing stronger-than-expected sales. This surge was primarily driven by continued rush orders from Chinese panel customers, carried over from Q3, following the Chinese government's renewed trade-in stimulus initiative announced in mid-August 2024 to boost automobile consumption. Remarkably, Himax’s Q4 automotive TDDI sales have exceeded DDIC sales for the first time, underscoring the global adoption of Company’s TDDI solutions, which are increasingly essential in modern vehicles, and reflects the growing demand for more intuitive, interactive, and cost-effective touch panel features powered by TDDI technology. Himax’s automotive business, comprising drivers, Tcon, and OLED IC sales, accounted for around 50% of total Q4 revenues. Meanwhile, Q4 tablet IC sales exceeded the guidance of a low teens decline, with sales up slightly sequentially driven by rush orders from leading end customers. Q4 smartphone IC sales declined slightly, in line with its guidance. The small and medium-sized driver IC segment accounted for 70.3% of total sales for the quarter, compared to 69.9% in the previous quarter and 71.6% a year ago.

Fourth quarter revenues from its non-driver business reached $45.4 million, exceeding the guidance range, with a 24.9% increase from the previous quarter. The growth was primarily driven by a one-time ASIC Tcon product shipment to a leading projector customer and Tcon for monitor application. In Q4, automotive Tcon sales continued to grow sequentially, due to the widespread adoption of Himax’s market-leading local dimming Tcon with over two hundred secured design-win projects across major panel makers, Tier 1 suppliers, and automotive manufacturers worldwide. Non-driver products accounted for 19.2% of total revenues, as compared to 16.3% in the previous quarter and 13.6% a year ago.

Fourth quarter operating expenses were $49.2 million, a decrease of 19.1% from the previous quarter and a decline of 6.0% from a year ago. The sequential decrease stemmed primarily from a reduction in annual employee bonuses, partially offset by an increase in R&D expenses. As part of Company’s standard practice, Himax grants annual bonuses, including cash and RSUs, to employees at the end of September each year. This results in higher IFRS operating expenses in the third quarter compared to the other quarters of the year. The year-over-year decrease was mainly due to a decline in employee bonus compensation as the amortized portion of prior year’s bonuses for 2023 was higher than that for 2024, offsetting the higher annual bonus compensation grant for 2024 compared to 2023. Amid ongoing macroeconomic challenges, Himax is strictly enforcing budget and expense controls, with full-year 2024 operating expenses declining 5.6% compared to last year.

Fourth quarter operating income was $23.1 million or 9.7% of sales, compared to 2.6% of sales last quarter and 7.3% of sales for the same period last year. The sequential increase was primarily the result of higher sales, improved gross margin, and lower operating expenses. The year-over-year increase was primarily the result of higher sales, higher gross margin, and lower employee bonus compensation due to the amortized portion of the prior year’s bonuses. Fourth-quarter after-tax profit was $24.6 million, or 14.0 cents per diluted ADS, reflecting a meaningful increase from $13.0 million, or 7.4 cents per diluted ADS last quarter, and up from $23.6 million, or 13.5 cents in the same period last year.

Full Year 2024 Financial

Revenues totaled $906.8 million, a slight decline of 4.1% compared to 2023. Persistent global demand weakness, coupled with uncertainty about market trends, led to conservative purchasing decisions and inventory management by Company’s panel customers. Given this uncertainty, Himax implemented strict expense controls, resulting in a 5.6% reduction in operating expenses for the year. However, Company’s optimism in the automotive business remains unwavering, with automotive IC sales increasing by nearly 20% year-over-year in 2024, far outpacing the overall automotive market growth. Among Company’s automotive product lines, automotive TDDI and Tcon sales, both relatively new technologies, surged by more than 70%, driven by accelerated adoption across the board. This growth strengthened Company’s market leadership and positions Himax well for continued success as the automotive sector embraces more advanced technology resulting from the mega trend of increasing size, quantity, and sophistication of displays inside vehicles.

Revenue from large panel display drivers totaled $125.9 million in 2024, marking a decrease of 28.3% year-over-year, and representing 13.9% of total sales, as compared to 18.6% in 2023. Small and medium-sized driver sales totaled $625.4 million, reflecting a slight decrease of 0.6% year-over-year, and accounting for 69.0% of its total revenues, as compared to 66.5% in 2023. Non-driver product sales totaled $155.5 million, an increase of 10.6% year-over-year, and representing 17.1% of Company’s total sales, as compared to 14.9% a year ago.

Gross margin in 2024 was 30.5%, up from 27.9% in 2023. The margin expansion was driven by a strategic focus on cost improvements and operational efficiency optimization, combined with a favorable product mix that included a higher percentage of high-margin products such as automotive and Tcon. The successful diversification of foundry sources also contributed to the margin increase.

Operating expenses in 2024 were $208.0 million, a decline of 5.6% from 2023, primarily due to lower employee bonus compensation, as the amortized portion of bonuses in 2023 was higher than that in 2024. 2024 operating income was $68.2 million, or 7.5% of sales, an increase from $43.2 million, or 4.6% of sales, in 2023. Himax’s net profit for 2024 was $79.8 million, or $0.46 per diluted ADS, significantly up from $50.6 million, or $0.29 per diluted ADS in 2023.

Balance Sheet and Cash Flow

Himax had $224.6 million of cash, cash equivalents and other financial assets as of December 31, 2024. This compares to $206.4 million at the same time last year and $206.5 million a quarter ago. Himax achieved a strong positive operating cash flow of $35.4 million for the fourth quarter, compared to a cash outflow of $3.1 million in Q3. Company made a total of $30.1 million annual cash bonus to employees, resulting in the low operating cash flow of the quarter. As of December 31, 2024, Himax had $34.5 million in long-term unsecured loans, with $6.0 million representing the current portion.

The Company’s inventories as of December 31, 2024 were $158.7 million, lower than $192.5 million last quarter and $217.3 million at the end of last year. Company’s inventory levels have steadily declined over the past couple of quarters and are now at a healthy level. Accounts receivable at the end of December 2024 was $236.8 million, little changed from $224.6 million last quarter and $235.8 million a year ago. DSO was 96 days at the quarter end, as compared to 92 days last quarter and 91 days a year ago. Fourth quarter capital expenditures were $3.2 million, versus $2.6 million last quarter and $15.1 million a year ago. Fourth quarter capex was mainly for R&D related equipment for Company's IC design business. Total capital expenditures for 2024 were $13.1 million as compared to $23.4 million in 2023. The decrease was primarily due to reduced spending on in-house testers for Company’s IC design business in 2024.

Outstanding Share

As of December 31, 2024, Himax had 174.9 million ADS outstanding, little changed from last quarter. On a fully diluted basis, the total number of ADS outstanding for the fourth quarter was 175.1 million.

Q1 2025 Outlook

In 2024, Himax’s sales revenues in each quarter consistently outperformed guidance. While this strong performance is certainly commendable, it also highlights the challenges Company faced such as limited market visibility and conservative customer demand, where many customers relied on rush orders to address their actual demands. On the other hand, rush orders are indicative of the tight inventory position of Company’s panel customers in general. In the past few quarters, Himax has consistently demonstrated its ability to handle most of such rush orders, underscoring Company’s agility, adaptability, strong capabilities in inventory management, and swift market responsiveness.

The automotive IC sales remained Company’s largest revenue contributor in 2024, accounting for almost half of total revenues and achieving close to 20% annual growth. This performance highlights Himax’s automotive leadership in technological innovations, product development, and market share. Looking ahead, Himax expects its automotive TDDI and Tcon technologies to maintain growth momentum, further strengthening its market competitiveness. Beyond LCD technology, Himax is advancing development in the automotive OLED sector, with numerous projects currently underway in partnership with leading panel makers. Company anticipates that automotive OLED IC will serve as one of the key growth drivers for Himax in the coming years, further solidifying its leadership in automotive display market.

Meanwhile, Himax is actively expanding its technology development beyond display ICs. To that end, in the WiseEye AI segment, Company has made notable progress with leading notebook brands and achieved significant breakthroughs in smart door lock, palm vein authentication, and smart home applications, collaborating with world-leading customers to develop new innovations. Himax anticipates a strong growth trajectory in its WiseEye business in 2025 and beyond.

Himax's proprietary wafer-level optics (WLO) technology for co-packaged optics (CPO) has recently garnered significant attention in the capital markets. In fact, as early as June 2024, Himax and FOCI, a global leader in silicon photonics connectors, jointly announced the industry-leading CPO technology. The collaboration, spanning several years, unites Himax’s WLO technology with FOCI’s CPO solutions for cutting-edge AI multi-chip modules (MCM). Since the announcement, Himax has provided updates on the latest progress in each quarterly earnings call. Himax’s WLO technology plays a critical role in CPO by providing essential optical coupling capability, making it a core element of the solution. CPO significantly enhances bandwidth and accelerates data transmission while reducing signal loss, latency, and power consumption. Additionally, it can help drastically decrease the size and cost of MCM.

While CPO is still in engineering validation and trial production stage this year, with customer’s mass production timelines undisclosed and the recent AI market disruptions from DeepSeek, the prospect of CPO remains unchanged. The widespread adoption of CPO for data transmission to be conducted via optics instead of metal wire is on track in high-performance AI applications. This is evident by the significant increase in customer’s recent trial production volume forecast, indicating an accelerated timeline for CPO technology to enter mass production. Furthermore, Himax and FOCI, in close collaboration with leading AI customers and partners, are actively developing future generations of CPO technologies to meet the explosive high-speed optical data transmission demand in HPC and AI. Through WLO and CPO technologies, Himax is well-positioned to engage in the high-speed AI computing market with high expectations for its growth. Company believes that CPO technology, beyond cloud applications, will see further adoption in sectors such as automotive and robot in the future. Himax’s current goal is to accelerate CPO adoption in cloud applications, thereby helping drive broader CPO adoption in AI applications.

At CES this year, Himax showcased a wide range of innovative achievements, including automotive display technology, WiseEye AI, and advanced optical technologies for AR/VR. Notably, a clear trend emerged at this year’s CES as the industry demonstrated growing enthusiasm for AR glasses, fueled by more companies entering the space and integrating generative AI to accelerate the development of lightweight, compact, and all-day AR glasses. For AR glasses, Himax offers three critical technologies, namely LCoS microdisplay, WLO waveguide, and ultralow power WiseEye AI. Company’s latest, patented Front-lit LCoS Microdisplay delivers unparalleled brightness with an industry-leading 400k nits, exceptional optical power efficiency, compact form factor, lightweight, and superior display quality, making it one of the most viable solutions in the see-through AR glasses market. In waveguide, in collaboration with leading tech names, Himax leverages proprietary WLO expertise, built on advanced nanoimprint technology, to offer industry-leading optical solutions that optimize light transmission and display efficiency. In the field of AI sensing for AR glasses, Himax's WiseEye provides always-on AI sensing capabilities which are being applied by developers to significantly enhance AR interactivity while consuming just a few milliwatts of power.

In automotive display IC technology, Himax unveiled the industry’s most comprehensive LCD and OLED solutions at CES, showcasing a range of next-generation smart cabin technologies. These solutions not only improve the intuitive operation of smart cabins but also enhance driving safety and provide an exceptional user experience. A prime example is the advanced Display HMI solution developed in collaboration with AUO which meets the demands for large-size, high-resolution, and freeform automotive displays.

At CES, Himax also partnered with several AI ecosystem partners to showcase its ultralow power WiseEye Modules over a range of innovative, production-ready AIoT applications. These applications include palm vein authentication, baby cry detection, people flow management, and human sensing detection. The modules are designed for easy integration, making it highly suitable for various AIoT applications.

Display Driver IC Businesses

LDDIC

In Q1 2025, Himax anticipates a single digit sequential sales increase for large display driver ICs, driven by demand spurred by Chinese government subsidies for household appliances aimed at reviving demand in the sluggish household sector. Notebook and monitor sales are expected to increase in Q1. In contrast, TV IC sales are set to decline as customers pulled forward their inventory purchases in the prior quarter, coupled with the seasonal slowdown in Q1.

Looking ahead in the notebook sector, Company is seeing an increase in demand for premium notebooks to adopt OLED displays and touch features, partially fueled by the rise of AI PC. Himax is well-positioned to capitalize on this trend, offering a comprehensive range of ICs for both LCD and OLED notebooks, including DDIC, Tcon, touch controllers, and TDDI. A standout innovation is Company’s pioneering in-cell touch TDDI for LCD displays, which improves the ease of system design and integration by embedding the touch controller within the TDDI chip while maintaining the conventional display driver setup for Tcon data transmission. This design simplifies integration for customers, reducing engineering complexity and speeding up product development. This solution also supports high-resolution displays up to 4K and larger screens up to 16 inches, aligning with the growing demand for advanced, visually stunning, and immersive laptops. With mass production already underway for a leading notebook vendor’s AI PC, more projects are lined up. For OLED notebooks, in addition to Company’s OLED DDIC and Tcon solutions, Himax is also developing on-cell touch controller technology, with multiple projects underway with top panel makers and notebook vendors. Last but not least, progress has been made on the next-generation eDP 1.5 display interface for Tcon for both LCD and OLED panels. This interface will support high frame rates, low power consumption, adaptive sync, and high resolution, key features essential for next-generation AI PCs. By delivering innovative, cutting-edge technologies, Himax is well-positioned to lead in the rapidly evolving landscape of AI PCs and premium notebooks.

SMDDIC

On SMDDIC revenue, for the full year 2024, Himax’s automotive driver IC sales, comprising of TDDI and traditional DDIC, increased nearly 20% year-over-year, significantly outpacing global automotive growth, largely driven by the continued adoption of TDDI technology among major customers across all continents. However, Himax anticipates Q1 automotive revenue to decline low teens sequentially, following two quarters of surge demand. Despite this, Q1 automotive sales are still projected to increase by mid-teens on a year-over-year basis. In the automotive TDDI sector, with cumulative shipments significantly surpassing those of Himax’s competitors, Company continues to reinforce its market leadership, which currently stands at well over 50%. With nearly 500 design-in projects secured and a continuous influx of new pipeline and design-wins across the board, of which only 30% already in mass production, Himax expects to sustain this decent growth in the years ahead. While traditional automotive DDIC sales for 2024 declined due to their gradual, partial replacement by TDDI, Company’s DDIC shipment volume still saw a modest increase in the last year. This demonstrates the steady demand for mature DDIC products, such as those used in cluster displays, HUDs, and rear- and side-view mirrors, which do not require touch functionality. Furthermore, the long-term trust and loyalty from Company’s DDIC customers, some of whom have relied on Himax’s solutions for over a decade, is indicative of Company’s strong customer retention. Himax continues to lead the automotive DDIC market, maintaining a global market share of approximately 40%.

Himax continues to lead in automotive display IC innovation by pioneering solutions that deliver superior performance, power efficiency, and enhanced user experiences. As part of this ongoing innovation, Company’s latest TED (Tcon Embedded Driver IC) solution, which combines TDDI with local dimming Tcon into a single chip, provides a cost-effective, flexible, and comprehensive solution for its customers. Another new technology worth highlighting is Himax’s automotive TDDI with advanced user-aware touch control, which differentiates between driver and passenger touches to prevent cross-touch and enhance driving safety. In addition, Company offers a unique knob-on-in-cell-display solution that combines a physical knob with a TDDI. This design seamlessly merges in-cell touch technology with tactile controls, offering drivers a safer, more intuitive interaction that reduces distractions and enhances the overall driving experience.

Moving to smartphone and tablet IC sales, Himax expects a sequential decline in both product lines, as is typical during the low season in Q1 due to the Lunar New Year.

On OLED business update. In the automotive OLED market, Company has established strategic partnerships with leading panel makers in Korea, China, and Japan. As OLED technology extends beyond premium car models, Himax is well-positioned as the preferred partner, leveraging Company’s strong presence and proven track record in the automotive LCD display sector. Capitalizing on Himax’s first-mover advantage, Himax aims to drive the growing adoption of OLED in automotive displays by offering a comprehensive range of solutions, including DDIC, Tcon, and on-cell touch controller. Company believes this positions it as a primary beneficiary of the anticipated shift toward OLED displays for high end vehicles in a couple of years, enabling Himax to capture new growth opportunities and further strengthen its market leadership.

Beyond the automotive sector, Company has also made strides in the tablet and notebook markets, partnering with leading OLED panel makers in Korea and China. Himax’s comprehensive OLED product portfolio, covering DDIC, Tcon, and touch controllers, has driven several new projects that are on track to begin mass production this year. In the smartphone OLED market, Company is making solid progress in collaborations with customers in Korea and China and anticipates mass production to start later this year.

First quarter small and medium-sized display driver IC business is expected to decline low teens sequentially.

Non-Driver Product Categories

Q1 non-driver IC revenues are expected to decrease high teens sequentially.

Timing Controller (Tcon)

Himax anticipates Q1 2025 Tcon sales to decrease mid-teens sequentially, primarily due to the non-recurrence of a one-time ASIC Tcon shipment to a leading projector customer last quarter, as well as a moderation in automotive Tcon shipments following several quarters of strong growth. That being said, Himax maintains an unchallenged position in local dimming Tcon, evidenced by growing validation and widespread adoption in both premium and mainstream car models worldwide. Company is confident in the continued growth of its automotive Tcon business, supported by its strong market presence in local dimming Tcon, with strong pipeline of over two hundred design-win projects set to gradually enter production in the coming years. Heads-up display (HUD) is another field gaining traction within automotive displays, driving increased adoption of local dimming Tcon technology and emerging as a particularly promising application. Himax’s industry-leading local dimming Tcon provides distinct advancements with high contrast ratio and optimized power consumption. It effectively eliminates the “postcard effect” often seen in HUDs, caused by backlight leakage typical of conventional TFT LCD panels, ensuring clear and precise images on the windshield. Additionally, the Tcon features advanced transparency detection to prevent the display from obstructing the driver’s view, thereby ensuring driving safety. Several HUD projects are already in progress, and Himax is excited about the potential opportunities ahead. Company is well positioned for continuous growth in automotive Tcon over the next few years.

WiseEye™ Ultralow Power AI Sensing

On the update of WiseEye™ ultralow power AI sensing solution, a cutting-edge endpoint AI integration featuring industry-leading ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm. WiseEye AI delivers a significant competitive edge in the rapidly growing AI market through its ultralow power consumption and context-aware, on-device AI inferencing that seamlessly integrates vision and other sensing capabilities into endpoint applications, particularly battery-powered devices. This not only enhances intuitive user interaction but also makes AI more practical and accessible. Additionally, WiseEye AI offloads tasks from the main processor, effectively extending battery lifespan and improving overall data processing efficiency. Building on the success with Dell notebooks, Himax WiseEye AI is continuing to expand its market presence, with additional use cases expected across other leading notebook brands, some of which are set for production later this year.

WiseEye also continues to achieve significant market success across various sectors. For smart door lock, Company collaborated with DESMAN, a leading high-end brand in China, to introduce the world’s first smart door lock with 24/7 sentry monitoring and real-time event recording. Building on this achievement, Himax is expanding globally by collaborating with other leading door lock makers worldwide to integrate innovative AI features, including parcel recognition, anti-pinch protection, and palm vein biometric access, further extending application possibilities. Several of these value-added solutions are set to enter production later this year. At CES 2025, Himax joined forces with ecosystem partners to unveil a suite of innovative, production-ready AIoT applications, powered by Company’s tiny form factor, plug-and-play WiseEye Modules. Himax offers a series of modules, each incorporating an ultralow power WiseEye AI processor, an AoS image sensor, and advanced algorithms. The modules feature no-code/low-code AI platform capabilities, simplifying AI integration and supporting diverse use cases, such as human presence detection, gender and age recognition, gesture recognition, face mesh, voice command, thermal image sensing, pose estimation and people flow management. By streamlining deployment and reducing development costs, WiseEye Modules open new opportunities for automation, enhance interactivity, and elevate user experiences across a variety of industries.

A broad range of innovative, ultralow power WiseEye Modules are also under development in collaboration with ecosystem partners, such as crying baby detection, dynamic gesture recognition, and human sensing, among others. One standout in Himax’s WiseEye Module portfolio is the Himax WiseEye PalmVein solution, which has quickly gained traction since its introduction just one year ago. Company has secured multiple design wins, with mass production already underway by a US customer for smart access applications and a Taiwan-based door lock vendor for its leading smart door lock brands. To meet growing customer demand for flexibility across various environments, the upgraded WiseEye PalmVein suite now features bimodal authentication, combining both palm vein and face recognitions. This dual-authentication solution enhances security by offering two layers of biometric verification, which not only increases reliability but also makes it highly adaptable to various environments.

The rise of physical AI agents marks a significant shift in human-machine interaction, enabling devices to perceive, process, and respond to their surroundings in real time. A key emerging trend is the integration of cloud-based large language models (LLMs), which enables these agents’ advanced reasoning and language understanding, enhancing their ability to interact with and adapt to the physical world. Himax WiseEye AI is at the forefront of this revolution, delivering always-on sensor fusion, ultralow power on-device processing, while seamlessly interfacing with LLMs, to provide the essential real-time AI capabilities for next-generation applications. A good illustration of this innovation was showcased at CES 2025, where Himax and Seeed Studio introduced the SenseCAP Watcher, a physical AI agent powered by WiseEye AI. Equipped with vision and audio sensor fusion, along with a speaker, this battery-powered IoT device combines on-device AI with cloud-based LLMs to interpret commands, recognize objects, respond to events, and facilitate real-time interaction. Drawing from the success of SenseCAP Watcher, Himax is actively working on multiple projects leveraging WiseEye AI to further drive advancements in physical AI agent applications.

Separately, Himax is excited about its collaboration with a leading AR player to integrate WiseEye AI into the next generation of AR glasses. At CES, there was a renewed enthusiasm on AR glasses with AI becoming an integral component to enable intuitive and seamless human-device interaction. WiseEye AI addresses two critical challenges in AR glasses, namely real-time responsiveness and power efficiency. For example, WiseEye supports always-on outward sensing, enabling AR glasses to detect and analyze the surrounding environment with real time context-aware AI. This capability powers instant response, real-time object recognition, navigation assistance, translation, and environmental mapping, enhancing the overall AR experience. Notably, WiseEye AI’s exceptional ultralow power consumption, measured in single digit milliwatts, also make it perfectly suited for AR glasses for all-day wear. In another example, Company collaborates with Ganzin on eyeball tracking technology, which, powered by WiseEye, precisely detects subtle eyeball movements, gaze direction, pupil size, and blinking, thereby providing critical data for the enhancement of user interaction in AR glasses.

Wafer Level Optics (WLO)

In June 2024, Himax, in partnership with FOCI, a world leader in silicon photonics connector, unveiled an industry-leading co-packaged optics (CPO) technology, leveraging Himax state-of-the-art WLO technology. This innovation integrates silicon photonic chips and optical connectors within MCM, replacing traditional metal wire transmission with high-speed optical communication. The technology significantly enhances bandwidth, boosts data transmission rates, reduces signal loss and latency, lowers power consumption, and significantly minimizes the size and cost of MCM. In working closely with FOCI, Himax is making significant strides through a solid partnership with leading AI semiconductor companies and foundry, with small-scale production of the first-generation CPO solution already underway. The significant increase in Q1 engineering validation and trial production volume, combined with the anticipated sample volume increases in the coming quarters, is a strong indication that CPO technology is being accelerated toward mass production. In addition, in close collaboration with leading AI customers/partners, Himax is speeding up the development of CPO technology for the next few generations. Himax is more optimistic than ever about the outlook for its WLO business, which is poised to generate significant growth opportunities and become a major revenue and profit contributor in the years ahead.

Alongside the CPO progress, Company is witnessing a rise in engineering collaborations with global technology leaders who are utilizing Himax’s WLO expertise to make advanced waveguides for AR glasses, highlighting the growing recognition of Company’s WLO capabilities.

LCoS

On the update on LCoS, Company recently introduced its industry-leading 400K nits ultra-luminous Front-lit LCoS Microdisplay, setting a new benchmark for brightness with extremely low power consumption of merely 300mW. At CES 2025, Company showcased an AR glasses POC (Proof-Of-Concept) featuring the microdisplay with a third-party waveguide, achieving over 1,000 nits of brightness to the eye. This demonstration highlighted its suitability for outdoor, high ambient light conditions. With a lightweight of just 0.98 grams and ultra-compact form factor of less than 0.5 c.c., combined with excellent color performance, Himax’s Front-lit LCoS Microdisplay is ideal for all-day AR glasses and underscores the technology's readiness for real-world applications.

Following the recent release of Himax’s 400K nits ultra-luminous Front-lit LCoS Microdisplay, Himax is actively engaged in significant projects through strategic collaborations with industry leaders. Himax's proven track record of over a decade in LCoS technology, coupled with a history of successful production shipments, highlights Company’s readiness to meet the demands of large-scale production of AR glasses.

First Quarter 2025 Guidance
Net Revenue:	Decrease 8.5% to 12.5% QoQ, Flat to Up 4.6% YoY
Gross Margin:	Around 30.5%, depending on final product mix
Profit:	9.0 cents to 11.0 cents per diluted ADS, Up 26% to 54% YoY

Himax noticed that some peers' customers placed orders early due to tariff factors, especially in the consumer electronics sector, resulting in Q1 revenue forecasts exceeding normal seasonal demand. In contrast, no similar trend has been observed in the automotive semiconductor market. Since Himax’s automotive business accounts for more than half of its total revenues, Himax’s Q1 revenue forecast has not benefited from tariff factors.

HIMAX TECHNOLOGIES FOURTH QUARTER AND FULL YEAR 2024 EARNINGS CONFERENCE CALL
DATE:	Thursday, February 13, 2025
TIME:	U.S. 8:00 a.m. EST Taiwan 9:00 p.m.

Live Webcast (Video and Audio): http://www.zucast.com/webcast/br8wqbB4 Toll Free Dial-in Number (Audio Only):
Hong Kong 2112-1444
Taiwan 0080-119-6666
Australia 1-800-015-763
Canada 1-877-252-8508
China (1) 4008-423-888
China (2) 4006-786-286
Singapore 800-492-2072
UK 0800-068-8186
United States (1) 1-800-811-0860
United States (2) 1-866-212-5567
Dial-in Number (Audio Only):
Taiwan Domestic Access 02-3396-1191 International Access +886-2-3396-1191
Participant PIN Code: 3329013 #

If you choose to attend the call by dialing in via phone, please enter the Participant PIN Code 3329013 # after the call is connected. A replay of the webcast will be available beginning two hours after the call on www.himax.com.tw. This webcast can be accessed by clicking on this link or Himax’s website, where it will remain available until February 13, 2026.

About Himax Technologies, Inc.
Himax Technologies, Inc. (NASDAQ: HIMX) is a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company’s display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, the Company offers innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming Tcon), Large Touch and Display Driver Integration (LTDI) and OLED display technologies. Himax is also a pioneer in tinyML visual-AI and optical technology related fields. The Company’s industry-leading WiseEye™ Ultralow Power AI Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AIoT related applications. Himax optics technologies, such as diffractive wafer level optics, LCoS microdisplays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies. Additionally, Himax designs and provides touch controllers, OLED ICs, LED ICs, EPD ICs, power management ICs, and CMOS image sensors for diverse display application coverage. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Germany, and the US. Himax has 2,649 patents granted and 402 patents pending approval worldwide as of December 31, 2024.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2023 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)
	Three Months Ended December 31,		3 Months Ended September 30,
	2024	2023	2024

Revenues
Revenues from third parties, net	$237,182	$227,664	$222,401
Revenues from related parties, net	41	14	6
	237,223	227,678	222,407

Costs and expenses:
Cost of revenues	164,963	158,669	155,795
Research and development	37,584	41,088	46,880
General and administrative	5,711	5,831	6,828
Sales and marketing	5,886	5,409	7,048
Total costs and expenses	214,144	210,997	216,551

Operating income	23,079	16,681	5,856

Non operating income (loss):
Interest income	2,042	1,934	2,297
Changes in fair value of financial assets at fair value through profit or loss	1,245	1,710	27
Foreign currency exchange gains (losses), net	690	(1,525)	457
Finance costs	(964)	(1,140)	(1,018)
Share of losses of associates	(360)	(14)	(143)
Other losses	-	(1,932)	-
Other income (losses)	60	(362)	105
	2,713	(1,329)	1,725
Profit before income taxes	25,792	15,352	7,581
Income tax expense (benefit)	761	(7,933)	(5,174)
Profit for the period	25,031	23,285	12,755
Loss (profit) attributable to noncontrolling interests	(423)	280	268
Profit attributable to Himax Technologies, Inc. stockholders	$24,608	$23,565	$13,023

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.141	$0.135	$0.075
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.140	$0.135	$0.074

Basic Weighted Average Outstanding ADS	175,008	174,724	174,727
Diluted Weighted Average Outstanding ADS	175,146	174,979	174,987

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Twelve Months Ended December 31,
	2024	2023

Revenues
Revenues from third parties, net	$906,737	$945,309
Revenues from related parties, net	65	119
	906,802	945,428

Costs and expenses:
Cost of revenues	630,601	681,931
Research and development	160,329	171,392
General and administrative	24,121	25,037
Sales and marketing	23,530	23,856
Total costs and expenses	838,581	902,216

Operating income	68,221	43,212

Non operating income (loss):
Interest income	9,907	8,746
Changes in fair value of financial assets at fair value through profit or loss	1,363	1,655
Foreign currency exchange gains (losses), net	2,491	(768)
Finance costs	(4,014)	(6,080)
Share of losses of associates	(831)	(598)
Other losses	-	(1,932)
Other income	198	158
	9,114	1,181
Profit before income taxes	77,335	44,393
Income tax benefit	(2,435)	(5,028)
Profit for the period	79,770	49,421
Loss (profit) attributable to noncontrolling interests	(15)	1,195
Profit attributable to Himax Technologies, Inc. stockholders	$79,755	$50,616

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.456	$0.290
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.456	$0.290

Basic Weighted Average Outstanding ADS	174,796	174,495
Diluted Weighted Average Outstanding ADS	175,014	174,783

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	December 31, 2024	December 31, 2023	September 30, 2024
Assets
Current assets:
Cash and cash equivalents	$218,148	$191,749	$194,139
Financial assets at amortized cost	4,286	12,511	12,335
Financial assets at fair value through profit or loss	2,140	2,117	-
Accounts receivable, net (including related parties)	236,813	235,829	224,589
Inventories	158,746	217,308	192,458
Income taxes receivable	726	1,454	986
Restricted deposit	503,700	453,000	503,700
Other receivable from related parties	13	69	22
Other current assets	43,471	86,548	42,581
Total current assets	1,168,043	1,200,585	1,170,810
Financial assets at fair value through profit or loss	23,554	21,650	26,383
Financial assets at fair value through other comprehensive income	28,226	1,635	22,457
Equity method investments	8,571	3,490	2,945
Property, plant and equipment, net	121,280	130,109	122,333
Deferred tax assets	21,193	14,196	13,806
Goodwill	28,138	28,138	28,138
Other intangible assets, net	636	816	717
Restricted deposit	31	32	31
Refundable deposits	221,824	222,025	221,879
Other non-current assets	18,025	20,728	18,484
	471,478	442,819	457,173
Total assets	$1,639,521	$1,643,404	$1,627,983
Liabilities and Equity
Current liabilities:
Current portion of long-term unsecured borrowings	$6,000	$6,000	$6,000
Short-term secured borrowings	503,700	453,000	503,700
Accounts payable (including related parties)	113,203	107,342	121,384
Income taxes payable	9,514	15,309	2,324
Other payable to related parties	-	110	-
Contract liabilities-current	10,622	17,751	25,694
Other current liabilities	63,595	109,291	54,673
Total current liabilities	706,634	708,803	713,775
Long-term unsecured borrowings	28,500	34,500	30,000
Deferred tax liabilities	564	520	505
Other non-current liabilities	7,496	35,879	11,361
	36,560	70,899	41,866
Total liabilities	743,194	779,702	755,641
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	115,376	114,648	115,285
Treasury shares	(5,546)	(5,157)	(4,714)
Accumulated other comprehensive income	8,621	(180)	3,507
Retained earnings	664,600	640,447	644,596
Equity attributable to owners of Himax Technologies, Inc.	890,061	856,768	865,684
Noncontrolling interests	6,266	6,934	6,658
Total equity	896,327	863,702	872,342
Total liabilities and equity	$1,639,521	$1,643,404	$1,627,983

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended December 31,		Three Months Ended September 30,
	2024	2023	2024

Cash flows from operating activities:
Profit for the period	$25,031	$23,285	$12,755
Adjustments for:
Depreciation and amortization	5,564	5,115	5,640
Share-based compensation expenses	103	346	407
Losses (gains) on disposals of property, plant and equipment, net	4	(368)	-
Loss on re-measurement of the pre-existing relationships in a business combination	-	1,932	-
Changes in fair value of financial assets at fair value through profit or loss	(1,245)	(1,710)	(27)
Interest income	(2,042)	(1,934)	(2,297)
Finance costs	964	1,140	1,018
Income tax expense (benefit)	761	(7,933)	(5,174)
Share of losses of associates	360	14	143
Inventories write downs	4,037	5,727	2,269
Unrealized foreign currency exchange losses (gains)	(159)	1,517	228
	33,378	27,131	14,962
Changes in:
Accounts receivable (including related parties)	(27,302)	8,163	8,548
Inventories	29,675	36,580	8,964
Other receivable from related parties	9	(29)	33
Other current assets	2,502	(5,682)	(778)
Accounts payable (including related parties)	(7,706)	(627)	(26,101)
Other payable to related parties	1	363	(102)
Contract liabilities	6	(958)	667
Other current liabilities	2,508	3,014	(4,161)
Other non-current liabilities	71	393	(3,354)
Cash generated from operating activities	33,142	68,348	(1,322)
Interest received	3,513	2,665	860
Interest paid	(1,047)	(1,140)	(1,018)
Income tax paid	(191)	(1,131)	(1,658)
Net cash provided by (used in) operating activities	35,417	68,742	(3,138)

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(3,222)	(15,052)	(2,551)
Proceeds from disposal of property, plant and equipment	-	111	-
Acquisitions of intangible assets	-	(40)	(9)
Acquisitions of financial assets at amortized cost	(2,286)	(4,573)	(1,500)
Proceeds from disposal of financial assets at amortized cost	10,289	784	617
Acquisitions of financial assets at fair value through profit or loss	(6,807)	(5,375)	(27,934)
Proceeds from disposal of financial assets at fair value through profit or loss	3,722	1,645	33,036
Acquisitions of financial assets at fair value through other comprehensive income	-	(1,379)	-
Proceeds from disposal of financial assets at fair value through other comprehensive income	-	99	-
Acquisition of a subsidiary, net of cash acquired (paid)	(5,416)	433	-
Proceeds from capital reduction of investment	338	360	-
Acquisitions of equity method investment	(1,236)	-	-
Decrease (increase) in refundable deposits	(8)	-	11,339
Net cash provided by (used in) investing activities	(4,626)	(22,987)	12,998

Cash flows from financing activities:
Purchase of treasury shares	(832)	-	-
Prepayments for purchase of treasury shares	(2,168)	-	-
Payments of cash dividends	-	-	(50,670)
Payments of dividend equivalents	-	-	(233)
Proceeds from issuance of new shares by subsidiaries	-	916	-
Purchases of subsidiaries shares from noncontrolling interests	-	(9)	-
Proceeds from short-term unsecured borrowings	-	36,932	-
Repayments of short-term unsecured borrowings	-	(37,226)	-
Repayments of long-term unsecured borrowings	(1,500)	(1,500)	(1,500)
Proceeds from short-term secured borrowings	461,400	427,100	522,600
Repayments of short-term secured borrowings	(461,400)	(427,100)	(471,900)
Pledge of restricted deposit	-	-	(50,700)
Payment of lease liabilities	(1,340)	(1,244)	(979)
Guarantee deposits received (refunded)	219	(5)	-
Net cash used in financing activities	(5,621)	(2,136)	(53,382)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(1,161)	873	985
Net increase (decrease) in cash and cash equivalents	24,009	44,492	(42,537)
Cash and cash equivalents at beginning of period	194,139	147,257	236,676
Cash and cash equivalents at end of period	$218,148	$191,749	$194,139

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Twelve Months Ended December 31,
	2024	2023

Cash flows from operating activities:
Profit for the period	$79,770	$49,421
Adjustments for:
Depreciation and amortization	22,354	20,322
Share-based compensation expenses	1,247	2,663
Losses (gains) on disposals of property, plant and equipment, net	4	(368)
Loss on re-measurement of the pre-existing relationships in a business combination	-	1,932
Changes in fair value of financial assets at fair value through profit or loss	(1,363)	(1,655)
Interest income	(9,907)	(8,746)
Finance costs	4,014	6,080
Income tax benefit	(2,435)	(5,028)
Share of losses of associates	831	598
Inventories write downs	13,551	21,540
Unrealized foreign currency exchange losses (gains)	(171)	624
	107,895	87,383
Changes in:
Accounts receivable (including related parties)	(40,738)	20,804
Inventories	45,011	132,090
Other receivable from related parties	56	5
Other current assets	3,941	(3,863)
Accounts payable (including related parties)	14,567	7,676
Other payable to related parties	(110)	(268)
Contract liabilities	45	(37,051)
Other current liabilities	(9,010)	1,246
Other non-current liabilities	(2,260)	(4,602)
Cash generated from operating activities	119,397	203,420
Interest received	9,732	8,567
Interest paid	(4,015)	(6,080)
Income tax paid	(9,138)	(53,066)
Net cash provided by operating activities	115,976	152,841

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(13,054)	(23,378)
Proceeds from disposal of property, plant and equipment	-	111
Acquisitions of intangible assets	(153)	(115)
Acquisitions of financial assets at amortized cost	(11,236)	(6,911)
Proceeds from disposal of financial assets at amortized cost	19,457	3,099
Acquisitions of financial assets at fair value through profit or loss	(76,003)	(82,628)
Proceeds from disposal of financial assets at fair value through profit or loss	70,389	75,539
Acquisitions of financial assets at fair value through other comprehensive income	(17,164)	(1,379)
Proceeds from disposal of financial assets at fair value through other comprehensive income	-	99
Acquisition of a subsidiary, net of cash acquired (paid)	(5,416)	433
Proceeds from capital reduction of investment	338	360
Acquisitions of equity method investment	(1,236)	-
Decrease (increase) in refundable deposits	33,562	(56,933)
Cash received in advance from disposal of land	-	2,821
Net cash used in investing activities	(516)	(88,882)

Cash flows from financing activities:
Purchase of treasury shares	(832)	-
Prepayments for purchase of treasury shares	(2,168)	-
Payments of cash dividends	(50,670)	(83,720)
Payments of dividend equivalents	(233)	(148)
Proceeds from issuance of new shares by subsidiary	71	916
Purchases of subsidiaries shares from noncontrolling interests	(190)	(9)
Proceeds from short-term unsecured borrowings	-	47,226
Repayments of short-term unsecured borrowings	-	(47,226)
Repayments of long-term unsecured borrowings	(6,000)	(6,000)
Proceeds from short-term secured borrowings	1,780,300	1,383,300
Repayments of short-term secured borrowings	(1,729,600)	(1,299,600)
Pledge of restricted deposit	(50,700)	(83,700)
Payment of lease liabilities	(5,032)	(4,830)
Guarantee deposits received (refunded)	(23,163)	200
Net cash used in financing activities	(88,217)	(93,591)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(844)	(200)
Net increase (decrease) in cash and cash equivalents	26,399	(29,832)
Cash and cash equivalents at beginning of period	191,749	221,581
Cash and cash equivalents at end of period	$218,148	$191,749